UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(AMENDMENT NO. 2)*

Under the Securities Exchange Act of 1934

WILLIAM PENN BANCORP, INC.
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(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE PER SHARE
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(Title of Class of Securities)

96925V101
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(CUSIP Number)

December 31, 2010
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act (however, see the Notes).

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CUSIP NO.  96925V101
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(1)   Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

       Tyndall Capital Partners, L.P.          13-3594570

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

 (a)  [ ]                           (b) [ ]
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:  State of Delaware
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Number of Shares Beneficially Owned
   Each Reporting Person With by
(5) Sole Voting Power:                                                225,711**
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(6) Shared Voting Power:                                                      0
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(7) Sole Dispositive Power:                                        225,711**
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(8) Shared Dispositive Power:                                              0
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 225,711**
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(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  N/A
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(11)  Percent of Class Represented by Amount in Row (9):               6.2%**
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(12)  Type of Reporting Person (See Instructions):  PN
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**Based on 3,641,018 shares of common stock, par value $0.10 per share (the "Shares"), of William Penn Bancorp, Inc. (the "Company"), outstanding as of November 15, 2010, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2010.  As of December 31, 2010, 154,378 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 71,333 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional").  Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.  Jeffrey S. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P.  In addition, as of December 31, 2010, Mr. Halis individually owns 25,000 Shares.

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Item 1(a)  Name Of Issuer:  William Penn Bancorp, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           8150 Route 13, Levittown, PA 19057

Item 2(a)  Name of Person Filing:  Tyndall Capital Partners, L.P.

Item 2(b) Address of  Principal  Business  Office  or,  if  None,  Residence:

    599 Lexington Avenue, Suite 4100, New York, NY 10022

Item 2(c)  Citizenship: State of Delaware

Item 2(d)  Title of Class of Securities: Common Stock, par value $0.10 per share

Item 2(e)  CUSIP No.: 96925V101

Item 3.    If This Statement Is Filed Pursuant to Section 240.13d-1(b) or
           240.13d-2(b) or (c), check whether the Person Filing is a:

           Not Applicable.

Item 4.    Ownership.

(a) Amount Beneficially Owned (as of December 31, 2010): 225,711**

(b) Percent of Class (as of December 31, 2010):6.2%

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:             225,711**

(ii) shared power to vote or to direct the vote:                             0

(iii) sole power to dispose or to direct the disposition of:225,711**

(iv) shared power to dispose or to direct the disposition of:           0

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**Based on 3,641,018 shares of common stock, par value $0.10 per share (the "Shares"), of William Penn Bancorp, Inc. (the "Company"), outstanding as of November 15, 2010, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2010.  As of December 31, 2010, 154,378 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 71,333 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional").  Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.  Jeffrey S. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P.  In addition, as of December 31, 2010, Mr. Halis individually owns 25,000 Shares.

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Item 5.   Ownership of Five Percent or Less of a Class

    Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

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                                    SIGNATURE
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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

TYNDALL CAPITAL PARTNERS, L.P.

By: JEFFREY MANAGEMENT, LLC,
      its general partner

By: /s/ Jeffrey S. Halis
    Jeffrey S. Halis
    Manager

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)